Exhibit 99.1

INDEPENDENT ACCOUNTANTS’ REPORT

To the Board of Directors
HDFC Bank Limited:

     We have reviewed the accompanying condensed balance sheets of HDFC Bank Limited as of March 31 and September 30, 2002, and the related condensed statements of income, shareholders’ equity and cash flows for each of the six month periods ended September 30, 2001 and 2002. These financial statements are the responsibility of the Bank’s Management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to such condensed financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

     As described in the notes to the condensed financial statements, these financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, which differ in certain material respects from accounting principles generally accepted for banks in India, which form the basis of the Bank’s general purpose financial statements.

CHARTERED ACCOUNTANTS

MUMBAI, INDIA, October 18, 2002

HDFC Bank Limited
Condensed Balance Sheets
As of March 31, 2002 and September 30, 2002

	As of

	March 31, 2002	September 30, 2002	September 30, 2002

	(In millions)
ASSETS: Cash and cash equivalents	Rs. 34,590.6	Rs. 25,766.0	US$532.4
Trading securities	3,837.6	7,469.0	154.3
Investments available for sale	80,320.6	83,103.1	1,717.0
Investments, held to maturity, at amortized cost	38,253.4	35,790.2	739.5
Loans, net	71,528.9	85,456.7	1,765.6
Other assets	14,501.1	16,053.2	331.7

Total assets	Rs. 243,032.2	Rs. 253,638.2	US$5,240.5

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities Interest-bearing deposits	Rs. 134,336.3	Rs. 162,671.8	US$3,361.0
Non-interest bearing deposits	42,201.8	33,386.1	689.8

Total deposits	176,538.1	196,057.9	4,050.8
Short-term borrowings	22,244.2	9,165.1	189.4
Long-term debt	2,157.9	2,145.7	44.3
Accrued expenses and other liabilities	20,031.1	23,058.3	476.4

Total liabilities	220,971.3	230,427.0	4,760.9

Shareholders’ equity:
Equity shares: par value — Rs.10 each Authorized 300,000,000 shares; issued and outstanding 279,032,838 shares and 279,567,238 shares	2,790.3	2,795.6	57.8
Additional paid in capital	11,679.1	11,743.6	242.6
Retained earnings	4,684.8	5,170.7	106.8
Statutory reserve	2,280.9	2,711.2	56.0
Deferred stock based compensation	(198.2)	(128.0)	(2.6)
Accumulated other comprehensive income	824.0	918.1	19.0

Total shareholders’ equity	22,060.9	23,211.2	479.6

Total liabilities and shareholders’ equity	Rs. 243,032.2	Rs. 253,638.2	US$5,240.5

See accompanying notes to condensed financial statements

In terms of our report of attached.

For HDFC BANK LTD.

CHARTERED ACCOUNTANTS
MUMBAI, INDIA, October 18, 2002

HDFC Bank Limited
Condensed Statements of Income
For each of the six month periods ended September 30, 2001 and 2002

	Six months ended September 30,

	2001	2002	2002

	(In millions)
Interest revenue, net: Total interest revenue	Rs.7,874.7	Rs. 9,310.1	US$192.4
Total interest expense	5,192.1	5,813.6	120.2

Net interest revenue	2,682.6	3,496.5	72.2
Allowance for credit losses, net	194.1	383.6	7.9

Net interest revenue after allowance for credit losses	2,488.5	3,112.9	64.3

Non-interest revenue, net: Fees and commissions	710.4	1,109.5	22.9
Realized gains and losses on sales of securities, net	315.8	469.8	9.8
Foreign exchange transactions	161.9	180.4	3.7
Derivative transactions	115.5	248.2	5.1
Other, net	1.4	14.7	0.3

Total non-interest revenue, net	1,305.0	2,022.6	41.8

Net revenue	3,793.5	5,135.5	106.1

Non-interest expenses: Salaries and staff benefits	591.5	721.7	14.9
Premises and equipment	415.9	599.0	12.4
Depreciation and amortization of intangible assets	303.1	464.6	9.6
Administrative and other	559.6	925.4	19.1

Total non-interest expenses	1,870.1	2,710.7	56.0

Income before income tax	1,923.4	2,424.8	50.1
Income tax	610.2	804.9	16.6

Net income	1,313.2	1,619.9	33.5

Per share information: Earnings per equity share — basic	Rs.5.16	Rs.5.80	US$0.12
Earnings per equity share — diluted	Rs.5.13	Rs.5.78	US$0.12
Earnings per ADS (where each ADS represents three equity shares) — basic	Rs. 15.48	Rs.17.39	US$0.36
Earnings per ADS — diluted	Rs. 15.39	Rs.17.33	US$0.36

See accompanying notes to condensed financial statements

In terms of our report of attached.

For HDFC BANK LTD.

CHARTERED ACCOUNTANTS
MUMBAI, INDIA, October 18, 2002

HDFC Bank Limited
Condensed Statements of Cash Flows
For each of the six month periods ended September 30, 2001 and 2002

	Six months ended September 30,

	2001	2002	2002

	(In millions)
Net cash provided/(used) by operating activities	Rs.(618.4)	2,549.5	US$52.7
Cash flows from investing activities:
Net change in securities	(11,425.1)	(2,699.1)	(55.8)
Net change in repos and reverse repos	863.7	1,248.5	25.8
Increase in loans originated, net of principal collections	(8,861.9)	(14,311.5)	(295.7)
Additions to property and equipment	(433.7)	(1,407.9)	(29.1)
Proceeds from sale or disposal of property and equipment	50.5	1.3	0.0

Net cash used in investing activities	(19,806.5)	(17,168.7)	(354.8)

Cash flows from financing activities:
Net increase in deposits	26,208.0	19,519.8	403.3
Net increase/(decrease) in short-term borrowings	3,366.0	(13,079.1)	(270.2)
Repayment of long-term debt	(1.5)	(12.2)	(0.3)
Proceeds from exercise of stock options	377.9	69.8	1.5
Proceeds from issuance of ADSs, net	7,493.3	—	—
Payment of dividends and dividend tax	(528.7)	(703.7)	(14.5)

Net cash provided by financing activities	36,915.0	5,794.6	119.8

Net change in cash flows	16,490.1	(8,824.6)	(182.3)
Cash and cash equivalents, beginning of the period	26,121.1	34,590.6	714.7

Cash and cash equivalents, end of period	Rs.42,611.2	Rs. 25,766.0	US$532.4

Supplementary cash flow information:
Interest paid	Rs. 4,291.7	Rs. 4,636.7	US$95.8
Income taxes paid	Rs. 700.0	Rs. 730.0	US$15.1

See accompanying notes to condensed financial statements

In terms of our report of attached.

For HDFC BANK LTD.

CHARTERED ACCOUNTANTS
MUMBAI, INDIA, October 18, 2002

HDFC Bank Limited
Statements of Shareholders’ Equity
For each of the six month periods ended September 30, 2001 and 2002

						Deferred	Other	Total
	Number of	Equity share	Additional paid	Retained	Statutory	stock based	comprehensive	Shareholders'
	equity shares	capital	in capital	earnings	reserve	compensation	income/(loss)	equity

	(In millions, except for equity shares)
Balance at April 1, 2001	239,738,286	Rs.2,397.3	Rs.3,957.2	Rs.2,997.6	Rs.1,538.3	Rs. (63.7)	Rs. (66.9)	Rs.10,759.8
Stock options issued	175,000	1.8	41.0					42.8
Shares issued in public offering of ADSs	37,418,652	374.2	7,429.2					7,803.4
Net income				1,313.2				1,313.2
Shares issued upon exercise of options	190,500	1.9	23.1					25.0
Forfeiture of stock options			(15.8)					(15.8)
Dividends, including dividend tax				(528.7)				(528.7)
Amortization of deferred stock based compensation						40.8		40.8
Transfer to statutory reserve				(328.4)	328.4			—
Unrealized gain on available for sale securities, net							91.5	91.5

Balance at September 30, 2001	277,522,438	Rs.2,775.2	Rs.11,434.7	Rs.3,453.7	Rs.1,866.7	Rs. (22.9)	Rs.24.6	Rs.19,532.0

Balance at April 1, 2002	279,032,838	Rs.2,790.3	Rs.11,679.1	Rs.4,684.8	Rs.2,280.9	Rs.(198.2)	Rs.824.0	Rs.22,060.9
Net income				1,619.9				1,619.9
Shares issued upon exercise of options	534,400	5.3	64.5					69.8
Dividends, including dividend tax				(703.7)				(703.7)
Amortization of deferred stock based compensation						70.2		70.2
Transfer to statutory reserve				(430.3)	430.3			—
Unrealized gain on available for sale securities, net							94.1	94.1

Balance at September 30, 2002	279,567,238	Rs.2,795.6	Rs.11,743.6	Rs.5,170.7	Rs.2,711.2	Rs.(128.0)	Rs. 918.1	Rs.23,211.2

Balance at September 30, 2001		US$57.8	US$242.6	US$106.8	US$56.0	US$ (2.6)	US$19.0	US$479.6

See accompanying notes to condensed financial statements

In terms of our report of attached.

For HDFC BANK LTD.

CHARTERED ACCOUNTANTS
MUMBAI, INDIA, October 18, 2002

HDFC Bank Limited
Notes to Condensed Financial Statements

These condensed financial statements should be read in conjunction with the financial statements of the Bank included in its Form 20-F filed with the Securities and Exchange Commission on September 30, 2002. Material events and changes since then are set out below.

1.     The Bank

On July 20, 2001, the Bank listed its American Depositary Shares (or ADSs) on the New York Stock Exchange. Following the public offering of the Bank’s ADSs, the Bank’s largest stockholders include HDFC Limited, who control 24.5% of the Bank’s equity, and affiliates of J P Morgan Partners Advisors Pte Ltd, who own 8.55%. The balance of the Bank’s equity is widely held by the public and by foreign and Indian institutional investors.

2.     Summary Of Significant Accounting Policies

a.	Basis of presentation and consolidation

These condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). US GAAP differs in certain material respects from accounting principles generally accepted in India, the requirements of India’s Banking Regulations Act and related regulations issued by the Reserve Bank of India (RBI) (collectively Indian GAAP), which form the basis of the statutory general purpose financial statements of the Bank in India. Principal differences insofar as they relate to the Bank include determination of the allowance for credit losses, valuation of investments, stock based compensation, retirement benefits and affiliates, and the presentation and format of the financial statements and related notes. Additionally, these condensed financial statements include certain inter-period allocations of revenues and expenses based on estimates of amounts applicable for the full fiscal year.

b.	Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from these estimates. Material estimates included in these financial statements that are susceptible to change include the allowance for credit losses and the valuation of unlisted investments.

c.	Credit card customer acquisition costs and fees

The Bank incurs credit card customer acquisition costs, which principally consist of commissions paid to third party referral agents who obtain customers. In addition, the Bank charges annual fees to such credit card customers. In accordance with SFAS No. 91 and EITF 92-5, such acquisition costs and annual fees are recognized ratably over the privilege period to which they relate, which generally does not exceed one year.

d.	Income tax

The income tax expense for interim periods within a fiscal year is allocated to those periods based on the Bank’s best estimate at the balance sheet date of the effective income tax rate applicable for the full fiscal year.

e.	Revenue seasonality

Dividend income from preference and equity shares is recognized when declared; a significant portion of such income is recognized in the second half of the fiscal year ending March 31, 2003. In the year ended March 31, 2002, dividend income represented 2.1% of total interest revenue.

f.	Convenience translation

The accompanying financial statements have been expressed in Indian Rupees (“Rs.”), the Bank’s functional currency. For the convenience of the reader, the financial statements as at and for the six months ended September 30, 2002 have been translated into US dollars at US$1.00 = Rs.48.4 based on the noon buying rate for cable transfers on September 30, 2002 as certified for customs purposes by the Federal Reserve Bank of New York. Such translation should not be construed as representation that the rupee amounts have been or could be converted into United States dollars at that or any other rate, or at all.

3.     Segment Information

The Bank continues to operate in three segments: wholesale banking, retail banking and treasury services. Substantially all operations and assets are based in India.

Summarized segment information for the six months ended September 30, 2001 and 2002 is as follows:

	Six months ended September 30,
	(In millions)

	2001						2002
	Wholesale				Treasury		Wholesale				Treasury
	banking		Retail banking		services		banking		Retail banking		services

Net interest revenue	Rs.	994.6	Rs.	1,283.7	Rs.	404.3	Rs.	1,348.4	Rs.	1,829.3	Rs.	318.8
Allowance for credit losses		101.4		92.7				321.3		62.3

Net interest revenue, after allowance for credit losses		893.2		1,191.0		404.3		1,027.1		1,766.9		318.8
Non-interest revenue		439.6		458.6		406.8		630.8		788.9		602.9

Net revenue		1,332.8		1,649.6		811.1		1,657.9		2,555.9		921.7
Total non-interest expense		374.6		1,418.1		77.4		653.6		1,762.3		294.8

Income before income tax		958.2		231.5		733.7		1,004.3		793.6		626.9
Income tax		270.9		55.4		283.9		333.4		263.4		208.1

Net income		687.3		176.1		449.8		670.9		530.2		418.8

Segment assets:
Segment average total assets	Rs.	111,167.2	Rs.	38,499.7	Rs.	34,530.7	Rs.	155,096	Rs.	61,120	Rs.	27,137

The Bank reclassified the earnings of foreign exchange operations from treasury revenue to wholesale banking and retail banking revenues based on the customers on whose account the profit has been made. The amounts for prior years have been conformed to the 2002 presentation. As a result, the segmental non-interest revenue and income before taxes for wholesale banking are higher by Rs. 104.2 million and Rs. 161.2 million for the half year ended September 30, 2001 and 2002, respectively. Similarly, the segmental non-interest revenue and income before taxes for retail banking are higher by Rs. 56.8 million, & Rs. 58.2 million for half year ended September 30, 2001 and 2002, respectively. Additionally, treasury services revenues have decreased by Rs. 160.9 million and Rs. 219.4 million for half year ended September 30, 2001 and 2002, respectively.

4.     Shareholders’ Equity and Capital Adequacy

The Bank’s regulatory capital and capital adequacy ratios as measured in accordance with Indian GAAP are as follows:

	As of

	March 31, 2002	September 30, 2002

Capital ratios of the Bank: Tier 1	10.81%	10.78%
Total capital	13.93%	13.35%
Minimum capital Ratios required by the RBI: Tier 1	4.50%	4.50%
Total capital	9.00%	9.00%